

16012401

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 26 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Securities of America, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11811 North Freeway, Suite 900
(No. and Street)

Houston	TX	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	TX	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MINDY L. TREVINO
MY COMMISSION EXPIRES
JUNE 11, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM as of and for the years ended December 31, 2015 and 2014

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS


Ham, Langston
& Brezina LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Financial Securities of America, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of First Financial Securities of America, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2015 and 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Registered Public Accounting Firm's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the independent registered public accounting firm's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the independent registered public accounting firm considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in the supplemental schedules is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

Ham, Langston & Brezina, LLP

Houston, Texas
February 23, 2016

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

ASSETS	2015	2014
Current assets:		
Cash and cash equivalents	$ 629,063	$ 722,672
Restricted cash	10,000	10,000
Commissions receivable	69,525	67,840
Receivables, related parties	57,629	1,238
Prepaid expenses	55,386	69,336
Total current assets	821,603	871,086
Capital lease assets, net	1,401	1,802
Total assets	$ 823,004	$ 872,888
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 27,902	$ 24,146
Accounts payable, related party	-	102,347
Current portion of capital lease obligation	392	373
Deferred tax liability	137	41
Income taxes payable to Parent	34,443	15,418
Total current liabilities	62,874	142,325
Capital lease obligation, net of current portion	1,070	1,461
Total liabilities	63,944	143,786
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	747,060	717,102
Total shareholder's equity	759,060	729,102
Total liabilities and shareholder's equity	$ 823,004	$ 872,888

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF OPERATIONS

for the years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commission revenue	$ 713,423	$ 715,487
Expenses:		
Overhead expense reimbursement - related party	160,616	337,004
Service fee - related parties	180,000	180,000
Amortization	401	1,931
Sales commissions	228,411	168,467
Licenses and fees	70,844	66,919
Education and training	1,595	2,162
Taxes	5,800	4,111
Consulting fees	10,253	14,235
Other operating expenses	6,424	5,732
Total expenses	664,344	780,561
Net income (loss) before income taxes	49,079	(65,074)
Provision (benefit) for income taxes:		
Current	19,025	(22,459)
Deferred	96	(317)
	19,121	(22,776)
Net income (loss)	$ 29,958	$ (42,298)

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2015 and 2014

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2013	$ 1,000	$ 11,000	$ 759,400	$ 771,400
Net loss	-	-	(42,298)	(42,298)
Balance, December 31, 2014	1,000	11,000	717,102	729,102
Net income	-	-	29,958	29,958
Balance, December 31, 2015	$ 1,000	$ 11,000	$ 747,060	$ 759,060

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income (loss)	$ 29,958	$ (42,298)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Amortization	401	1,930
Deferred tax expense (benefit)	96	(317)
Changes in:		
Commissions receivable	(1,685)	8,533
Receivables, related parties	(56,391)	(1,238)
Prepaid expenses	13,950	6,138
Accounts payable and accrued expenses	3,756	(13,060)
Accounts payable, related party	(102,347)	(44,748)
Income taxes payable to Parent	19,025	(22,459)
Net cash used in operating activities	(93,237)	(107,519)
Cash flows from financing activities:		
Payments on capital lease obligations	(372)	(2,279)
Net cash used in financing activities	(372)	(2,279)
Net decrease in cash and cash equivalents	(93,609)	(109,798)
Cash and cash equivalents, beginning of year	722,672	832,470
Cash and cash equivalents, end of year	$ 629,063	$ 722,672
Supplemental disclosures of cash flow information:		
Interest paid	$ 83	$ 119
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Description of Business

First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2015 and 2014, there was no allowance as management believes all accounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

Capital Lease Assets

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed using the straight-line method over the term of the lease, which is approximately five years.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2015, approximately $390,000, or 55%, $120,000, or 17%, and $82,000, or 11%, of commission revenue was earned from three sponsors of variable annuity products. At December 31, 2015, approximately $38,000, or 54%, $12,000, or 17%, and $8,000, or 11%, of commissions receivable were from three sponsors of variable annuity products.

For the year ended December 31, 2014, approximately $324,000, or 46%, and $181,000, or 26%, of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2014, approximately $31,000, or 48%, and $11,000, or 18%, of commissions receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between US GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2015 and 2014, the Company did not book any interest or penalties related to uncertain tax positions.

With few exceptions, the Company is no longer subject to United Stated federal income tax or state income tax examinations for years before 2012.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Continued

2. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

The Company follows the guidance promulgated by ASC 820-10, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

3. Deposit With Clearing Organization

The Company has an agreement with Southwest Securities, (the "clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $10,000 be maintained by the Company. As of December 31, 2015 and 2014, the balance is reflected as restricted cash on the statements of financial condition.

4. Income Taxes

For the years ended December 31, 2015 and 2014, the current income tax provision (benefit) of $19,025 and ($22,459), respectively, approximated the expected income tax expense (benefit), based on the statutory tax rate of 35%. The deferred tax liability of $137 and $41, at December 31, 2015 and 2014, related primarily to accelerated amortization and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2015 and 2014.

5. Related-Party Transactions

At December 31, 2015 and 2014, the Company had income taxes payable to its Parent of $34,443 and $15,418, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2015 and 2014, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $5,000, per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2015 and 2014, the Company reimbursed FFC $160,616 and $337,004, for general operating costs. As of December 31, 2015 and 2014, the Company owed $0 and $102,347 for its allocations of general operating expenses under the agreement. Amounts owed bear no interest and are included in accounts payable, related party, in the accompanying statements of financial condition. At December 31, 2015, the Company had accounts receivable of $48,651 from FFC for overpayments of operating expenses, which is included in receivables, related parties in the accompanying statement of financial condition.

At December 31, 2015 and 2014, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense of $120,000 during both the years ended December 31, 2015 and 2014 for these administrative services, which is included in service fee expense in the accompanying statements of operations.

Continued

5. Related-Party Transactions, continued

As of December 31, 2015 and 2014, the Company had accounts receivable of $8,978 and $1,238, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015 and 2014, the Company had net capital of $598,929 and $607,508 which is $548,929 and $557,508 in excess of the net capital requirement of $50,000. At December 31, 2015 and 2014, the Company's ratio of aggregate indebtedness to net capital was 0.07 and 0.21 to 1, respectively. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. Exemption From Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

8. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2015 and 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. Capital Lease

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2015 and 2014:

	2015	2014
Office equipment, at cost	$ 2,102	$ 2,102
Less accumulated amortization	(701)	(300)
	$ 1,401	$ 1,802

Continued

9. Capital Lease, continued

Future minimum lease payments for the above assets under capital leases at December 31, 2015 are as follows:

December 31,	
2016	456
2017	456
2018	456
2019	228
Total minimum obligations	1,596
Interest	(134)
Present value of net minimum obligations	$ 1,462
Current portion of obligation	$ 392
Long-term portion of obligation	$ 1,070

10. Subsequent Events

Subsequent events have been evaluated through February 23, 2016, which is the date the financial statements were available for issuance.

Continued

SUPPLEMENTARY INFORMATION


Ham, Langston
& Brezina LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued

Ham, Langston & Brezina L.L.P. | 11550 Fuqua, Suite 475, Houston, TX 77034 | 281-481-1040 | www.hlb-cpa.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, LLP

Houston, Texas
February 23, 2016

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	2015
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 759,060
Nonallowable assets:	
Commissions receivable (net of payables)	45,715
Receivables, related parties	57,629
Capital lease assets, net	1,401
Prepaid expenses and other assets	55,386
Total nonallowable assets	160,131
Net capital before haircuts on security positions	598,929
Haircuts on security positions	-
Net capital	598,929
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 548,929
Aggregate indebtedness	$ 40,136
Ratio of aggregate indebtedness to net capital	0.07

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 611,503	$ 27,561
Post closing adjustments:		
Decrease in accrued expenses	(12,575)	12,575
Total aggregate indebtedness	$ 598,929	$ 40,136

The accompanying notes are an integral part of these financial statements.



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina, LLP

Houston, Texas
February 23, 2016

Ham, Langston & Brezina L.L.P. | 11550 Fuqua, Suite 475, Houston, TX 77034 | 281-481-1040 | www.hlb-cpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2825*******************MIXED AADC 220
029565 FINRA DEC
FIRST FINANCIAL SECURITIES OF
11811 NORTH FWY STE 900
HOUSTON TX 77060-3292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (151.56)

D. Assessment balance due or (overpayment) (151.56)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (151.56)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of February, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 713,423
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	713,423
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 83	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	83
Total deductions	713,506
2d. SIPC Net Operating Revenues	$ (83)
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)


Ham, Langston
& Brezina LLP
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Board of Directors
First Financial Securities of America, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) and (k)(2)(ii)(the "exemption provisions") and (2)the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina, LLP

Houston, Texas
February 23, 2016

Ham, Langston & Brezina L.L.P. | 11550 Fuqua, Suite 475, Houston, TX 77034 | 281-481-1040 | www.hlb-cpa.com

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1) and (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Larry Forrester, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Larry Forrester, President
February 23, 2016